CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	April 4, 2021	January 3, 2021
Current assets:
Cash and cash equivalents	$536,036	$505,264
Trade accounts receivable (note 4)	268,567	196,480
Income taxes receivable	1,615	4,632
Inventories (note 5)	736,409	727,992
Prepaid expenses, deposits and other current assets	114,501	110,105
Total current assets	1,657,128	1,544,473
Non-current assets:
Property, plant and equipment	883,270	896,800
Right-of-use assets	55,568	59,445
Intangible assets	285,611	289,901
Goodwill	206,636	206,636
Deferred income taxes	16,476	17,689
Other non-current assets	5,133	6,004
Total non-current assets	1,452,694	1,476,475
Total assets	$3,109,822	$3,020,948
Current liabilities:
Accounts payable and accrued liabilities	$334,505	$343,722
Current portion of lease obligations (note 8(d))	14,672	15,884
Total current liabilities	349,177	359,606
Non-current liabilities:
Long-term debt (note 6)	1,000,000	1,000,000
Lease obligations (note 8(d))	62,883	66,580
Other non-current liabilities	33,195	35,865
Total non-current liabilities	1,096,078	1,102,445
Total liabilities	1,445,255	1,462,051
Equity:
Share capital	186,184	183,938
Contributed surplus	31,430	24,936
Retained earnings	1,455,892	1,359,061
Accumulated other comprehensive income (loss)	(8,939)	(9,038)
Total equity attributable to shareholders of the Company	1,664,567	1,558,897
Total liabilities and equity	$3,109,822	$3,020,948

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2021 32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
AND COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	April 4, 2021	March 29, 2020
Net sales (note 14)	$589,585	$459,103
Cost of sales (note 8(e))	401,071	352,557
Gross profit	188,514	106,546
Selling, general and administrative expenses	73,386	73,948
(Reversal of impairment) Impairment of trade accounts receivable (note 4)	(173)	20,752
Restructuring and acquisition-related costs (note 7)	1,465	10,185
Impairment of goodwill and intangible assets (note 8(f))	—	93,989
Operating income (loss)	113,836	(92,328)
Financial expenses, net (note 8(b))	10,848	7,859
Earnings (loss) before income taxes	102,988	(100,187)
Income tax expense (recovery)	4,447	(892)
Net earnings (loss)	98,541	(99,295)
Other comprehensive income (loss), net of related income taxes (note 10):
Cash flow hedges	99	(36,145)
Comprehensive income (loss)	$98,640	$(135,440)
Earnings (loss) per share (note 11):
Basic	$0.50	$(0.50)
Diluted	$0.50	$(0.50)

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2021 33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended April 4, 2021 and March 29, 2020
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 3, 2021	198,407	$183,938	$24,936	$(9,038)	$1,359,061	$1,558,897
Share-based compensation	—	—	7,754	—	—	7,754
Shares issued under employee share purchase plan	11	315	—	—	—	315
Shares issued or distributed pursuant to vesting of restricted share units	66	1,978	(3,457)	—	—	(1,479)
Share repurchases for settlement of non-Treasury RSUs	(65)	(47)	—	—	(1,710)	(1,757)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,197	—	—	2,197
Transactions with shareholders of the Company recognized directly in equity	12	2,246	6,494	—	(1,710)	7,030
Cash flow hedges (note 10)	—	—	—	99	—	99
Net earnings	—	—	—	—	98,541	98,541
Comprehensive income	—	—	—	99	98,541	98,640
Balance, April 4, 2021	198,419	$186,184	$31,430	$(8,939)	$1,455,892	$1,664,567
Balance, December 29, 2019	199,012	$174,218	$32,769	$(535)	$1,628,042	$1,834,494
Share-based compensation	—	—	(2,938)	—	—	(2,938)
Shares issued under employee share purchase plan	14	375	—	—	—	375
Shares repurchased for cancellation	(843)	(744)	—	—	(22,472)	(23,216)
Dividends declared	—	—	—	—	(30,521)	(30,521)
Transactions with shareholders of the Company recognized directly in equity	(829)	(369)	(2,938)	—	(52,993)	(56,300)
Cash flow hedges (note 10)	—	—	—	(36,145)	—	(36,145)
Net loss	—	—	—	—	(99,295)	(99,295)
Comprehensive loss	—	—	—	(36,145)	(99,295)	(135,440)
Balance, March 29, 2020	198,183	$173,849	$29,831	$(36,680)	$1,475,754	$1,642,754

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2021 34

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	April 4, 2021	March 29, 2020
Cash flows from (used in) operating activities:
Net earnings (loss)	$98,541	$(99,295)
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 12(a))	37,728	121,369
	136,269	22,074
Changes in non-cash working capital balances:
Trade accounts receivable	(72,452)	(26,146)
Income taxes	3,082	(922)
Inventories	(12,496)	(128,882)
Prepaid expenses, deposits and other current assets	(33,011)	13,890
Accounts payable and accrued liabilities	(797)	(89,444)
Cash flows from (used in) operating activities	20,595	(209,430)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(12,752)	(20,715)
Purchase of intangible assets	(283)	(4,923)
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	30,000	61
Cash flows from (used in) investing activities	16,965	(25,577)

Cash flows from (used in) financing activities:
Increase in amounts drawn under long-term bank credit facilities	—	705,000
Payment of lease obligations	(4,991)	(4,188)
Proceeds from the issuance of shares	283	338
Repurchase and cancellation of shares	—	(23,216)
Share repurchases for settlement of non-Treasury RSUs	(1,757)	—
Cash flows (used in) from financing activities	(6,465)	677,934

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(323)	(1,968)
Increase in cash and cash equivalents during the period	30,772	440,959
Cash and cash equivalents, beginning of period	505,264	64,126
Cash and cash equivalents, end of period	$536,036	$505,085

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$9,232	$8,934
Income taxes, net of refunds	157	1,384
Supplemental disclosure of cash flow information (note 12).

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2021 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended April 4, 2021
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three months ended April 4, 2021 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2020 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 4, 2021 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 5, 2021.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters, however in fiscal 2020 net sales did not follow historical patterns due to the impact of the coronavirus ("COVID-19") pandemic.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

QUARTERLY REPORT - Q1 2021 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2. BASIS OF PREPARATION (continued):

(d) Initial application of new accounting standards and interpretations in the reporting period:

On January 4, 2021, the Company adopted the following new amendment:

Interest Rate Benchmark Reform
On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)" to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is proposed for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. The adoption did not have an impact on the Company's consolidated financial statements as the Company has not made any modifications as a direct consequence of the IBOR reform to date. The Company, its lenders, and its counterparties are expected to negotiate the substitution of reference rates in its debt agreements (such as a new widely recognized benchmark rate for newly originated loans) for the calculation of interest rates under its floating rate debt as part of its next extension amendments. In addition, the Company and its counterparties under interest rate swap agreements are expected to negotiate the substitution of reference rates in such agreements at that time. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

QUARTERLY REPORT - Q1 2021 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. TRADE ACCOUNTS RECEIVABLE:

	April 4, 2021	January 3, 2021
Trade accounts receivable	$287,526	$215,474
Allowance for expected credit losses	(18,959)	(18,994)
	$268,567	$196,480

As at April 4, 2021, trade accounts receivables being serviced under a receivables purchase agreement amounted to $88.0 million (January 3, 2021 - $145.2 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 21, 2021, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $0.4 million (2020 - $0.5 million) for the three months ended April 4, 2021, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended
	April 4, 2021	March 29, 2020
Allowance for expected credit losses, beginning of period	$(18,994)	$(7,184)
Reversal of impairment (Impairment) of trade accounts receivable	173	(20,752)
Write-off of trade accounts receivable	(138)	84
Allowance for expected credit losses, end of period	$(18,959)	$(27,852)

Impairment of trade accounts receivable
The reversal of impairment of trade accounts receivable for the three months ended April 4, 2021 was due to a slight decrease in expected credit loss rates. The impairment of trade accounts receivable for the three months ended March 29, 2020 was mainly related to an increase in the estimate of expected credit losses (ECLs) attributable to the heightened credit risk caused by the COVID-19 pandemic.

5. INVENTORIES:

	April 4, 2021	January 3, 2021
Raw materials and spare parts inventories	$106,550	$124,243
Work in progress	50,877	42,590
Finished goods	578,982	561,159
	$736,409	$727,992

QUARTERLY REPORT - Q1 2021 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		April 4, 2021	January 3, 2021
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%(2)	n/a	$—	$—	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly(3)	2.8%	300,000	300,000	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly(3)	2.8%	400,000	400,000	April 2022
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50,000	50,000	August 2026
		$1,000,000	$1,000,000
(1)Represents the annualized effective interest rate for the three months ended April 4, 2021, including the cash impact of interest rate swaps, where applicable.
(2)The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $22.8 million (January 3, 2021 - $7.2 million) has been committed against this facility to cover various letters of credit.
(3)The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(4)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

The Company was in compliance with all financial covenants at April 4, 2021 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts. If economic conditions caused by the COVID-19 pandemic worsen, this could impact the Company’s ability to maintain compliance with its financial covenants and require the Company to seek amendments to its loan and note agreements.

On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022.

QUARTERLY REPORT - Q1 2021 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	April 4, 2021	March 29, 2020
Employee termination and benefit costs	$—	$3,042
Exit, relocation and other costs	1,710	5,081
Net (gain) loss on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	(245)	2,062
	$1,465	$10,185

Restructuring and acquisition-related costs for the three months ended April 4, 2021 mainly related to the completion of previously initiated restructuring activities.

Restructuring and acquisition-related costs for the three months ended March 29, 2020 related to the following: $4.8 million for the closure of textile manufacturing and sewing operations in Mexico; $4.4 million for the exit of ship-to-the piece activities, including computer software write-downs and warehouse consolidation costs; and $1.0 million to complete other restructuring activities that were initiated in fiscal 2019.

8. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended
	April 4, 2021	March 29, 2020
Depreciation of property, plant and equipment	$23,116	$28,033
Depreciation of right-of-use assets	3,758	3,679
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	4,079	(7,275)
Amortization of intangible assets, excluding computer software	3,307	4,112
Amortization of computer software	1,366	1,736
Depreciation and amortization included in net earnings	$35,626	$30,285

Included in property, plant and equipment as at April 4, 2021 is $27.7 million (January 3, 2021 - $16.2 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at April 4, 2021 is $0.6 million (January 3, 2021 - $1.9 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

QUARTERLY REPORT - Q1 2021 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(b) Financial expenses, net:

	Three months ended
	April 4, 2021	March 29, 2020
Interest expense on financial liabilities recorded at amortized cost(1)	$6,351	$7,057
Bank and other financial charges	3,269	1,281
Interest accretion on discounted lease obligations	725	825
Interest accretion on discounted provisions	35	58
Foreign exchange loss (gain)	468	(1,362)
	$10,848	$7,859
(1) Net of capitalized borrowing costs of $0.4 million (2020 - $0.4 million) for the three months ended April 4, 2021.

(c) Related party transaction:
The Company incurred expenses for airplane usage of $0.1 million (2020 - $0.5 million), for the three months ended April 4, 2021, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at April 4, 2021, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.1 million (January 3, 2021 - $0.1 million).

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	April 4, 2021	January 3, 2021
Current	$14,672	$15,884
Non-current	62,883	66,580
	$77,555	$82,464

The following table presents the future minimum lease payments under non-cancellable leases (including short term leases) as at April 4, 2021:

April 4, 2021
Less than one year	$19,096
One to five years	43,981
More than five years	28,327
$91,404

For the three months ended April 4, 2021 the total cash outflow for recognized lease obligations (including interest) was $5.7 million (2020 - $5.0 million), of which $5.0 million (2020 - $4.2 million) was included as part of cash outflows from financing activities.

QUARTERLY REPORT - Q1 2021 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):

(e) Cost of sales:
Included in cost of sales are the following:
•For the three months ended April 4, 2021, a $17.9 million reduction of cost of sales related to pandemic government assistance for users of U.S. cotton.

•For the three months ended April 4, 2021, a net gain of $6.2 million related to the two hurricanes which occurred in Central America in November 2020, consisting of accrued insurance recoveries of $30.5 million partially offset by of the following related costs totaling $24.3 million:

–$4.4 million of losses on disposal of unrepairable equipment;

–$17.2 million of equipment repairs, salary and benefits continuation for idle employees, and other costs; and

–$2.7 million of unabsorbed salary, benefits, and overhead costs, including depreciation that resulted from production interruptions related to the two hurricanes.

Since November 2020, the Company has recognized $141.5 million of accrued insurance recoveries, of which $100.0 million has been received as an advance ($50.0 million in December 2020 and $50.0 million in March 2021). As at April 4, 2021, $41.5 million of insurance recoveries receivable are recorded in prepaid expenses, deposits and other current assets in the consolidated statement of financial position.

The Company recognizes insurance recoveries for items that it has an unconditional contractual right to receive. As the Company continues to assess the full impact of the hurricanes on its business operations, it expects to recognize additional insurance recoveries in the remainder of fiscal 2021.

•For the three months ended April 4, 2021, charges of $1.2 million (2020 - $8.0 million) related to the Company’s strategic initiatives to significantly reduce its product line stock-keeping unit (SKU) counts.

•For the three months ended March 29, 2020, $10.6 million of manufacturing costs charged directly to cost of sales as a result of low production levels due to the temporary suspension of production at most of our manufacturing facilities starting in mid-March 2020 resulting from the COVID-19 pandemic. These manufacturing costs consisted mainly of salary and benefits continuation for suspended employees as a result of suspended production, severance for terminated employees, and unabsorbed salary, benefits, and overhead costs, including depreciation.

(f) Intangible assets and goodwill:
As a result of the adverse impact of the COVID-19 pandemic on the global economic environment and on the Company's market capitalization, the Company performed an impairment review of the Hosiery CGU as at March 29, 2020, which resulted in an impairment charge of $94.0 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets (both definite and indefinite life) acquired in previous business acquisitions. The non-cash write-down of goodwill and intangible assets had no impact on the Company’s liquidity, cash flows from operating activities, or its compliance with debt covenants. The primary cause for the impairment charge was the deterioration in the global economic environment and the resulting decline in the Company’s share price, market capitalization, and forecasted earnings.

QUARTERLY REPORT - Q1 2021 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	April 4, 2021	January 3, 2021
Financial assets
Amortized cost:
Cash and cash equivalents	$536,036	$505,264
Trade accounts receivable	268,567	196,480
Financial assets included in prepaid expenses, deposits and other current assets	85,830	88,781
Long-term non-trade receivables included in other non-current assets	1,148	1,435
Derivative financial assets included in prepaid expenses, deposits and other current assets	9,855	4,947
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	319,960	326,069
Long-term debt - bearing interest at variable rates	800,000	800,000
Long-term debt - bearing interest at fixed rates(2)	200,000	200,000
Derivative financial liabilities included in accounts payable and accrued liabilities	14,545	17,653
(1) Accounts payable and accrued liabilities include balances payable of $24.9 million (January 3, 2021 - $27.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement.
(2) The fair value of the long-term debt bearing interest at fixed rates was $215.2 million as at April 4, 2021 (January 3, 2021 - $221.3 million).

QUARTERLY REPORT - Q1 2021 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at April 4, 2021, the notional amount of TRS outstanding was 284,663 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q1 2021 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended
	April 4, 2021	March 29, 2020
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(516)	$7,185
Commodity price risk	2,834	(31,038)
Interest rate risk	4,148	(12,227)
Income taxes	5	(72)
Amounts reclassified from OCI to inventory, related to commodity price risk	(8,874)	4,039
Amounts reclassified from OCI to net earnings, related to foreign currency risk, interest rate risk, and commodity risk, and included in:
Net sales	1,620	(242)
Cost of sales	—	—
Selling, general and administrative expenses	(458)	(110)
Financial expenses, net	1,365	(3,721)
Income taxes	(25)	41
Other comprehensive income (loss)	$99	$(36,145)

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three months ended April 4, 2021 and for the three months ended March 29, 2020. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three months ended April 4, 2021 and for the three months ended March 29, 2020. No ineffectiveness has been recognized in net earnings for the three months ended April 4, 2021 and for the three months ended March 29, 2020.

As at April 4, 2021, accumulated other comprehensive loss of $8.9 million consisted of net deferred losses on interest rate swap contracts of $6.6 million, net deferred losses on commodity forward, option, and swap contracts of $1.8 million, and net deferred losses on forward foreign exchange contracts of $0.5 million. Approximately $5.1 million of net losses presented in accumulated other comprehensive income (loss) are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q1 2021 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS (LOSS) PER SHARE:

Reconciliation between basic and diluted earnings (loss) per share is as follows:

	Three months ended
	April 4, 2021	March 29, 2020
Net earnings (loss) - basic and diluted	$98,541	$(99,295)
Basic earnings (loss) per share:
Basic weighted average number of common shares outstanding	198,418	198,624
Basic earnings (loss) per share	$0.50	$(0.50)
Diluted earnings (loss) per share:
Basic weighted average number of common shares outstanding	198,418	198,624
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	164	—
Diluted weighted average number of common shares outstanding	198,582	198,624
Diluted earnings (loss) per share	$0.50	$(0.50)

Excluded from the above calculation for the three months ended April 4, 2021 are 2,312,933 stock options (2020 - 2,219,128) and nil Treasury RSUs (2020 - 114,127) which were deemed to be anti-dilutive.

QUARTERLY REPORT - Q1 2021 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities:

	Three months ended
	April 4, 2021	March 29, 2020
Depreciation and amortization (note 8(a))	$35,626	$30,285
Restructuring (gains) charges related to property, plant and equipment, right-of-use assets, and computer software (note 7)	(245)	2,062
Impairment of goodwill and intangible assets (note 8(f))	—	93,989
Loss on disposal of property, plant and equipment and computer software	4,415	417
Share-based compensation(1)	7,786	(2,901)
Deferred income taxes	1,200	(1,410)
Unrealized net gain on foreign exchange and financial derivatives	(5,180)	(1,762)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	(3,984)	2,655
Other non-current assets	871	680
Other non-current liabilities	(2,761)	(2,646)
	$37,728	$121,369
(1) During the three months ended March 29, 2020, the Company revised its estimate for the achievement of performance factors relating to Non-Treasury RSUs to be settled in common shares purchased on the open market, resulting in a reduction of share-based compensation expense of $6.3 million for the three months ended March 29, 2020.

(b) Variations in non-cash transactions:

	Three months ended
	April 4, 2021	March 29, 2020
Dividend payable	$—	$30,521
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	1,054	(9,992)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(105)	(835)
Additions to right-of-use assets included in lease obligations	—	11,661
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	1,978	—
Non-cash ascribed value of deferred compensation credited to contributed surplus	(2,197)	—

QUARTERLY REPORT - Q1 2021 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENT LIABILITIES:

Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	Three months ended
	April 4, 2021	March 29, 2020
Activewear	$484,611	$372,580
Hosiery and underwear	104,974	86,523
	$589,585	$459,103

Net sales were derived from customers located in the following geographic areas:

	Three months ended
	April 4, 2021	March 29, 2020
United States	$508,668	$389,348
Canada	22,594	16,329
International	58,323	53,426
	$589,585	$459,103

QUARTERLY REPORT - Q1 2021 48